Tonix Pharmaceuticals Holding Corp.

509 Madison Avenue, Suite 306

New York, New York 10022

July 24, 2013

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Adam Turk, Esq.

Re:	Tonix Pharmaceuticals Holding Corp.

Registration Statement on Form S-1

File No. 333-188547

Ladies and Gentlemen:

Tonix Pharmaceuticals Holding Corp. hereby respectfully requests the withdrawal of its request for acceleration dated July 22, 2013, of the effective date of the registration statement referred to above that was requested to become effective at 4:00 p.m., Washington D.C. time, on Wednesday, July 24, 2012, or as soon thereafter as practicable.

TONIX PHARMACEUTICALS HOLDING CORP.

By:	/s/ SETH LEDERMAN
Name: Seth Lederman
Title: Chief Executive Officer